UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2025

Ugur Sahin
Chief Executive Officer
BioNTech SE
An der Goldgrube 12
D-55131 Mainz
Germany

Re: BioNTech SE
Draft Registration Statement on Form F-4
Submitted June 30, 2025
CIK No. 0001776985

Dear Ugur Sahin:

We have conducted a limited review of your draft registration statement and have the following comments.

Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4

Cover Page

1. We note the following statement on the cover page of the prospectus: “The offer to purchase all of the CureVac shares in exchange for BioNTech ADSs contemplated by this offer to exchange/prospectus is not made in the United Kingdom, except to persons who are qualified investors as defined in the Prospectus Regulation (as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended).” Please advise in your response letter how this statement is consistent with the all-holders provisions of Rule 14d-10(a)(1) or delete this language.

<u>What will CureVac shareholders receive in the offer? Will they have to pay any fees or commissions? , page 4</u>

2. Here or in a similarly prominent location at the forepart of the prospectus, please include a chart illustrating how the exchange offer collars would operate. See the disclosure on page 25 and the chart on page 44 showing sample calculations of the offer consideration, based on various different price points for BioNTech ADSs. Indicate whether there is a means by which CureVac shareholders may access the exchange ratio on a daily basis while the offer is pending.

<u>How will untendered CureVac shares be affected after the offer?, page 5</u>

3. Revise to clearly state that if the exchange offer is consummated, including at the reduced minimum tender condition of 75%, any CureVac shares not tendered into the offer will be acquired by BioNTech. Rather than stating that any remaining CureVac shareholders “will be compensated as set out in the post-offer reorganization,” state the value of the per share consideration they will receive, including whether it will be at the same exchange ratio as in the offer, and the same form of consideration (BioNTech ADSs) and when such "squeeze-out" would occur, relative to the expiration of the exchange offer. Provide the same clarification in the section entitled “The Post-Offer Reorganization and the New Topco U.S. Tax Election” on pages 16-17.

<u>Can the offer be extended and, if so, under what circumstances? , page 8</u>

4. Here and where appropriate in the prospectus, clarify whether and for how long the offer would be extended if the minimum acceptance condition is reduced from 80% to 75%.

<u>Acceptance for Exchange of CureVac Shares; Delivery of BioNTech ADSs; Capital Increases, page 18</u>

5. Provide additional details about the “share capital increase” BioNTech must implement after the expiration of the initial and subsequent offering periods. For example, explain what this process entails, why it is not being effectuated before the expiration of the initial or subsequent offering periods, respectively, and whether any aspects of that share capital increase are outside the control of BioNTech.
6. See our last comment above. We understand that payment for tendered CureVac shares may be delayed for a period of weeks after offer expiration. While you seek to rely on Rule 14d-1(d)(2)(iv), it appears that the sole trading market for CureVac’s shares is in the United States. Please explain in your response letter what German or Dutch legal provisions apply to this offer, including what prompt payment requirements exist under applicable foreign law and how such foreign payment rules or practice are inconsistent with U.S. law (if at all). See e.g., Compliance and Disclosure Interpretation 100.02 (October 17, 2018) under Cross-Border Exemptions.
7. Disclosure in the second paragraph on page 19 states that under the Purchase Agreement, BioNTech must initiate a share capital increase “promptly following the acceptance time.” However, in the last sentence of that paragraph, you state that “BioNTech is obligated to close the initial and subsequent offering periods within 10

business days of the effectiveness of the first and second capital increases, respectively." Since acceptance of tendered shares occurs immediately after the expiration of each respective offering period, please revise to explain how this works, as a practical matter.

Cautionary Statement Concerning Forward-Looking Statements, page 34

8. The safe harbor for forward-looking statements does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act of 1934. Please revise the disclosure here accordingly.

Interests of CureVac's Supervisory and Management Directors in the Offer
CureVac Share Ownership, page 43

9. Refer to the disclosure at the bottom of page 42. Please provide additional details about the affiliations between supervisory and management directors who own CureVac shares, and how those affiliations may result in such individuals having interests in this transaction not shared by other CureVac shareholders.

Conditions to the Offer, page 101

10. Refer to the following sentence in the last paragraph in this section: "In addition, the foregoing conditions are in addition to, and not a limitation of, the rights and obligations of BioNTech to extend, terminate, amend, or modify the offer…" To avoid being illusory in contravention of Regulation 14E of the Exchange Act, the offer may be terminated only upon the occurrence or non-occurrence of objective criteria that are outside the control of BioNTech. Please revise this language, which implies that the bidder may elect to terminate the offer at any time, independent of the listed offer conditions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We also remind you that your registration statement must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina Chalk at 202-551-3263 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew T. Gehl